Exhibit 2.1

GP Investments Acquisition Corp.	Let’s Go Acquisition Corp
150 E. 52nd Street, Suite 5003	150 E. 52nd Street, Suite 5003
New York, New York 10022	New York, New York 10022

November 11, 2016

WKI Holding Company, Inc.

9525 West Bryn Mawr Avenue, Suite 400

Rosemont, IL 60018

WKI Group, LLC

c/o W Capital Partners II, L.P.

c/o W Capital Partners

400 Park Avenue, Suite 910

New York, NY 10022

Re: Termination of Agreement and Plan of Merger

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of April 19, 2016 (as amended on July 28, 2016, the “Merger Agreement”), by and among GP Investments Acquisition Corp. (“Acquiror”), Let’s Go Acquisition Corp. (“Merger Sub”), WKI Holding Company, Inc. (the “Company”), and, solely in its capacity as the initial Holder Representative hereunder, WKI Group, LLC (collectively with Acquiror, Merger Sub and the Company, the “Parties”). Capitalized terms used but not defined in this letter shall have the meanings specified in the Merger Agreement.

Pursuant to Section 10.1(a) of the Merger Agreement, the Parties hereby terminate the Merger Agreement. As a result of such termination, the obligations of each of the Parties hereby are terminated, except as otherwise expressly provided in Section 10.2 of the Merger Agreement.

All public communications and filings relating to this letter and the termination of the Merger Agreement and the transactions contemplated thereby, and the method of the release for publication thereof (including, for the avoidance of doubt, the filing of a current report under Form 8-K with the SEC), shall be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any Party; it being understood and agreed that (a) the draft press release and Form 8-K of Acquiror in substantially the form previously provided to counsel for the Company hereby are approved by the Parties and (b) any other disclosure required pursuant to the terms of a subpoena or order issued by a court or other governmental body or similar legal process pursuant to applicable law shall not be subject such prior approval, but the disclosing party shall, to the extent not legally prohibited: (i) promptly (and in any event prior to any disclosure pursuant to clause (b) hereof) notify the other Parties in writing of the existence, terms and circumstances surrounding such a request or requirement; (ii) consult with the other Party on the advisability of taking legally available steps to resist or narrow such request or requirement; and (iii) if disclosure of such information is required, disclose only any such information that the disclosing party is advised by legal counsel is required to be disclosed and shall exercise its reasonable efforts to obtain an order or other reliable assurance that confidential treatment shall be accorded to such information.

WKI Holding Company, Inc.

WKI Group, LLC

If this letter accurately sets forth our agreement, please execute it where indicated and return a copy to us.

Very truly yours,

GP INVESTMENTS ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer

LET’S GO ACQUISITION CORP.

By:	/s/ Antonio Bonchristiano
	Name:	Antonio Bonchristiano
	Title:	Authorized Signatory

Accepted and agreed to as of the date first above written:

WKI HOLDING COMPANY, INC.

By:	/s/ Carl Warschausky
Name:	Carl Warschausky
Title:	President and CEO

WKI GROUP, LLC, solely in its capacity as
the initial Holder Representative hereunder

By:	/s/ Stephen Wertheimer
Name:	Stephen Wertheimer
Title:	Authorized Signatory